Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

March 20, 2009 VIA EDGAR AND HAND DELIVERY	Deborah S. Froling Attorney 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
Amendment No. 2 to Registration Statement on Form S-1, filed February 6, 2009
SEC File No. 333-153849

Dear Ms. Long:

On behalf of our client, ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated February 18, 2009, with respect to the Registrant’s above-referenced Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission on February 6, 2009 (the “Registration Statement”).  Earlier today, the Registrant filed via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) revised to reflect, among other things, changes requested by your comments.  Amendment No. 3 contains the various revisions described below.  For your convenience, we are delivering a courtesy package, which includes four copies of Amendment No. 3, two of which have been marked to show changes from the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

General

1.	Please provide updated financial statements and related disclosures, as necessary to comply with Article 3-12 of Regulation S-X.

Response:  Amendment No. 3 has been revised in response to the Staff’s comment.  Please see pages F-1 to F-9 of Amendment No. 3.

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Ms. Pamela Long
March 20, 2009

The Offering, page 6

2.
We note that you have indicated that the summary information about the offering does not include Interests to be sold pursuant to the DRIP plan.  Please include a summary section that outlines the material features of the DRIP offering.

Response:  Please see the section entitled “Summary – Distribution Reinvestment Plan” on page 9 of Amendment No. 3.

The Partnership, page F-4

3.	Please clarify, that the maximum offering is 420,000 Interests, consisting of 400,000 Interests and 20,000 Interests offered pursuant to the DRIP.

Response:  Please see the revisions on page F-4 of Amendment No. 3.

Glossary, page 117

4.	Please revise the definition of “Maximum Offering” to disclose that there are 20,000 Interests to be offered pursuant to the DRIP.

Response:  Please see the revised disclosures on page 117 of Amendment No. 3.

If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Executive Vice President – Business and Legal Affairs, of ICON Capital Corp. at (212) 418-4711.

Sincerely,

/s/ Deborah S. Froling

Deborah S. Froling

Enclosures

cc:	Joel S. Kress, ICON Capital Corp. (w/o enclosures)